March 6, 2007
VIA EDGAR CORRESPONDENCE
Mr. Kyle Moffatt
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.
20549
Dear Mr. Moffatt:

Re:	Nortel Networks Corporation (“Nortel” or the “Company”) Form 10-K/A for Fiscal Year Ended December 31, 2005 Filed May 1, 2006 (“2005 Form 10-K/A”)

Nortel Networks Limited (“NNL”) Form 10-K for Fiscal Year Ended December 31, 2005 Filed May 1, 2006 (“2006 Form 10-K”)

Forms 10-Q for Fiscal Quarters Ended September 30, 2006 Files No. 1-07260, No. 0-30758

     We refer to the comment letters dated September 1, 2006 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the 2005 Form 10-K/A, 2005 Form 10-K and the First and Second Quarter 2006 Quarterly Reports on Form 10-Q filed by Nortel and NNL, Nortel’s and NNL’s letters dated September 29, 2006 in response to the September 1, 2006 comment letters (the “September 29, 2006 Response Letter”), the Staff’s October 26, 2006 comment letters (the “October 2006 Comment Letter”), Nortel’s and NNL’s letters dated November 30, 2006 in response to the October 2006 Comment Letter (the “November 2006 Response Letter”), the Staff’s January 29, 2007 comment letters that, in addition to the periods outlined above, also included a comment on Nortel’s and NNL’s Third Quarter 2006 Quarterly Report on Form 10-Q (the “January 2007 Comment Letter”), Nortel’s and NNL’s letters dated February 12, 2007 and February 13, 2007, respectively, (the “February 2007 Response Letter”), and the various telephone calls with the Staff throughout February 2007, wherein Nortel provided additional information on the January 2007 Comment Letter during the telephone calls and in subsequent e-mails. This letter provides a summary of the additional information given verbally on the calls and the schedules shared via e-mail with the Staff subsequent to the calls. Unless otherwise indicated, all amounts are in millions of U.S. dollars.
     The following text represents written responses to five questions that were raised and discussed on the telephone calls.

1.	Confirm that Nortel does not believe it is necessary to track goodwill by acquisition on a go-forward basis, as discussed in a recent balance sheet review independent of and prior to our discussion with the Staff, because it is not meaningful to Nortel as it is reallocated when Nortel shifts product portfolios.
2.	Confirm that when Nortel shifts product portfolio among reportable segments and reporting units, which it often does, it shifts any goodwill associated with such product portfolios.
Nortel believes that tracking goodwill by acquisition on a go-forward basis is neither required nor meaningful to the Company. Acquired product portfolios are integrated into the reporting units of Nortel and the associated goodwill is reviewed and tested for impairment at the reporting unit level. Furthermore, when the Company shifts product portfolios among reportable segments and reporting units, it re-allocates the goodwill associated with such product portfolios by “using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of,” in accordance with Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).
3.	Please confirm that Nortel does not have a current earn-out arrangement with respect to the historical acquisition of Bay Networks, which is the source of most of its goodwill.
We do not have a current earn-out arrangement with respect to the historical acquisition of Bay Networks, which is the source of most of our goodwill. The goodwill associated with the transaction finalized on August 31, 1999, was $5,345. This amount was offset by accumulated amortization of $3,559, prior to the adoption of SFAS 142. The remaining $1,786 of Bay Networks goodwill has been allocated to the current reporting units of Enterprise Solutions ($325), Mobility and Converged Core Networks ($117), Metro Ethernet Networks ($618) and Global Services ($725).
4.	Please confirm, with justification, your reporting units as of December 31, 2006.
5.	Please include in your justification the factors you considered in determining whether each product portfolio, or component, constitutes a business.
Our reporting units at December 31, 2006 are our four reportable segments (Enterprise Solutions, Mobility and Converged Core Networks, Metro Ethernet Networks and Global Services), and PEC (which is a separate operating segment, but not a reportable segment as it does not meet the quantitative thresholds under SFAS 131). Nortel’s reporting units are unchanged from our reporting units as at September 30, 2006. As described to you in detail, including the most recent February 2007 Response Letter, the determination of reporting units is the result of an assessment under EITF Issue 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” to determine if each product portfolio, or component, within our operating segments constitutes a business. We considered EITF Abstract D-101, “Other Technical Matters: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142,” which provides clarifying guidance about evaluating whether a component constitutes a business. Considering the manner in which Nortel manages its operations, the level to which previously acquired businesses have been integrated, and the extent to which assets and other resources are shared by and among our product portfolios, we concluded that the product portfolios do not have the self sustaining ability to operate apart from the remaining product portfolios, with the exception of PEC, which is managed separately due to the regulatory restrictions associated with the nature of its business.

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6.	Please clarify your statement in response to the Staff’s third question in the February 2007 Response Letter, which stated, “Nortel’s decision to aggregate or not to aggregate the Legacy Federal and PEC components does not have an impact on the outcome of Nortel’s 2006 assessment of the recoverability of its goodwill”.
The finalization of the assignment of assets and liabilities related to the Legacy Federal component and the reallocation of goodwill using a relative fair value allocation approach during Q4 2006 indicated a substantial amount of fair value in excess of book value related to the Legacy Federal component. As a result, if it were concluded that the Legacy Federal component was a reporting unit it would not have failed Step 1 of the goodwill impairment test during the period for which it was aggregated with PEC. Similarly, PEC continued to have an amount of fair value in excess of book value during the same period and would not have failed Step 1 of the goodwill impairment test if it also was considered a reporting unit for the same period.
7.	Confirm you will provide additional disclosure in your Critical Accounting Policies to provide sensitivity of your goodwill impairment, similar to the disclosure you have provided in response to the Staff’s first question in its January 2007 Comment Letter.
We have updated our critical accounting policies discussion regarding goodwill valuation to provide a sensitivity analysis of our goodwill impairment, similar to the Staff’s request in the first question in its January 2007 Comment Letter, related to deferred tax assets. We will reflect this updated disclosure in our upcoming 2006 Annual Report on Form 10-K.
8.	Please provide the information previously shared with the Staff via email.
The following schedules are attached to this letter:
Schedule A — Charts Showing Nortel Networks Segment Changes and Impacts to Goodwill Balances
Schedule B — Charts Showing Summary of Examples by Product Portfolio
Schedule C — Nortel Networks Corporation Materiality Analysis
Schedule D — Nortel Networks Corporation — Proposed Disclosure
Schedule E — Nortel Networks Limited Materiality Analysis
Schedule F — Charts Showing Prior Period Adjustments and Prior Period Adjustment Percentages
Schedule G — Chart Showing Restatement Impacts with Comparatives to Out of Period Errors Under Discussion
* * * * * * * * * * * * * * * * * * * *
     Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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* * * * * * * * * * * * * * * * * * * *
     Please contact the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.
Yours very truly,
/s/ Paul Karr
Paul Karr
Controller
Nortel Networks Corporation
Nortel Networks Limited

copy:	Inessa Berenbaum, Senior Staff Accountant, SEC Peter Currie, Executive Vice-President and Chief Financial Officer, Nortel

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Schedule A

Nortel Networks Segment Changes and Impacts to Goodwill Balances

Segment Change Impacts: Goodwill by Reporting Unit Enterprise $1,822 CPN $536 GSM/UMTS $18 CDMA $39 ESPN Enterprise $1,727 CPN 337 Total $2,064 MCCN CPN $199 GSM/UMTS 18 CDMA 39 Total $256 PEC $177 PEC/LF PEC $177 Enterprise 95 Total $272 Dec 31, 2005 $2,592 ES ESPN $417 LF 98 Total $515 MEN ESPN $779 GS ESPN $872 MCCN 65 Total $937 MCCN MCCN $189 PEC PEC $168 Jul 1, 2006 $2,588 Note 1: At 31-Dec-05 PEC, though a reporting unit, was included in the Enterprise reportable segment and a total of $1,999 was disclosed in the 10-K for Enterprise. Note 2: The balances above reflect reclassifications made due to finalization of valuations at January 1, and July 1 and therefore do not agree to previously filed financial statements. Note 3: The revised balances of ESPN, MCCN and PEC/Legacy Federal ("LF") at June 30, 2006 prior to segment change were $2,068, $254, and $266. Change from January 1 to July 1 represent additions, dispositions, foreign currency translation and other. Jan 1, 2006 $2,592

Summary of Differences (between as previously reported and as revised) The following table illustrates the differences between as previously reported and as revised amounts (detailed on the previous slide) due to an allocation of PEC to LF due to synergies, and finalization of allocations performed during the year (as disclosed in our November 30, 2006 Response Letter): * At 31-Dec-05 PEC, though a reporting unit, was included in the Enterprise reportable segment and a total of $1,999 was disclosed in the 10-K for Enterprise.

Summary of Differences (between as previously reported and as revised)

Schedule B

	Q2	Q3		Base
Product Portfolio	Segment*	Segment**	“Nortel” Mark	Technology	Know-ledge

PEC Solutions (“PEC”)	NGS***	NGS	X	X	X

Legacy Federal		ES	X	X	X

Telephony	ESPN		X	X	X
Applications			X	X	X
Enterprise Network & Security Management (EN&SM)			X	X	X
Data Networking and Security			X	X	X

		MEN	X	X	X

Optical Networking			X	X	X

Code Division Multiple Access (“CDMA”)	MCCN	MCCN	X	X	X
Global System for Mobile Communications (“GSM”)			X	X	X
Universal Mobile Telecommunications Systems (“UMTS”)			X	X	X
Carrier Managed Networks (“CMN”) — Legacy Voice			X	X	X
CMN — Succession			X	X	X
CMN — IP Multimedia Subsystem (“IMS”)			X	X	X
Worldwide Interoperability for Microwave Access (“WiMax”)			X	X	X

Maintain		GS****	X	X	X

* The Company’s Q2 2006 Segments were: Nortel Government Solutions (“NGS”), Enterprise Solutions and Packet Networks (“ESPN”), and Mobility and Converged Core Networks (“MCCN”)
** The Company’s Q3 2006 Segments were: NGS, Enterprise Solutions (“ES”), Metro Ethernet Networks (“MEN”), MCCN and Global Services (“GS”)
*** The economic similarities of NGS are addressed in response to question #3
**** Prior to Q3 2006, activity related to services provided to Nortel customers was reported as a function of the related product portfolio. The GS operating segment is not separated into various product portfolios, but rather service offering types.

	Q2	Q3		Spectrum	Passport			Passport					SDM &	Media
Product Portfolio	Segment	Segment	VSE	Platform	7K	S18K BTS	OAM	15K	NodeB	Preside	CS2K	MCS	CBM	Gateway	eBSC

PEC	NGS*	NGS

Legacy Federal		ES

Telephony	ESPN							X		X	X	X		X
Applications								X							X
EN&SM								X		X
Data Networking and Security					X			X		X				X

		MEN						X						X
Optical Networking								X

CDMA	MCCN	MCCN	X		X		X	X			X		X	X	X
GSM			X	X	X	X	X	X	X		X		X	X
UMTS			X		X	X	X	X	X		X		X	X	X
CMN — TDM			X	X			X	X			X			X
CMN — Succession			X				X	X			X		X	X	X
CMN — IMS			X				X	X			X	X		X
WiMax			X				X	X

Maintain		GS**

* The economic similarities of NGS are addressed in response to question #3
** Prior to Q3, activity related to services provided to Nortel customers was reported as a function of the related product portfolio. The GS operating segment is not separated into various product portfolios, but rather service offering types.

Schedule C

Materiality Analysis
Introduction
Our materiality analysis for the three months and twelve months ended December 31, 2006 consisted of both quantitative and qualitative analyses to assess the materiality of certain prior period errors discovered and recorded in the period. The Company’s break-even results for the three months and twelve months ended December 31, 2006 meant that small dollar value prior period adjustments recorded in the 2006 results created large percentage misstatement fluctuations as compared to net earnings (loss). Due to the impact the break-even results had on percentage misstatements, Nortel placed a higher emphasis on the actual dollar adjustments as opposed to the percentage misstatements.
Break-even Results
When evaluating materiality we place significant weight on our strong earnings history and our judgment that the near break-even results Nortel has experienced in recent years will not continue. Nortel has a strong earnings history, as the Company operated at a consistent, cumulative profit until 2001, at which time it experienced significant losses. Those losses and the Company’s recent break-even results coincided with an overall economic shift and significant downturn in the telecom industry. Nortel does not expect the break-even nature of its results to continue. The Company currently has forecast increasing revenues in certain areas and reductions to its existing cost structure. The cost savings assumptions are based on management’s overall plan to improve profitability including the publicly announced Business Transformation initiative designed to improve annual operating margins by $1,500 by the end of 2008. In recent years, Nortel has restated earnings multiple times, had significant turnover of senior management, and has undertaken a complete overhaul of its financial systems and processes. Primarily as a result of these events, we have performed at a level less than our previous forecasts and projections. Looking ahead to 2007, we believe we have stabilized a number of these factors and assembled a rigorous forecast based on a thorough understanding of the revenue recognition model with which the Company now operates. As a result of the above factors Nortel does not expect that the break-even nature of its results will continue beyond the short term.
Investors and shareholders understand that the Company is in a period of transition which manifests itself, in part, in near break-even earnings results. We believe their investment decisions are based on confidence in management, including our strategic management plan and ability to deliver the cost savings promised as part of the Business Transformation initiative discussed above while maintaining our revenue base and developing new technologies. We do not believe that specific income (loss) or earnings per share targets are significant to investors, except to the extent they provide evidence about the factors described in the preceding sentence.
Nortel Process
The Company has a formal quarterly process for capturing, reporting and concluding on the materiality of prior period adjustments relative to both the current and prior periods, considering the guidance provided in SAB 99. Each manual or post-close journal entry requires an active indication by the initiator of whether the entry comprises a prior period adjustment. For those entries that do comprise a prior period adjustment, initiators are required to complete a template to profile the quarterly impact of the entry to all periods as if it were posted in the period to which it relates. These templates are consolidated to form the basis of our materiality analysis. We analyze the resulting information both quantitatively and qualitatively, in a manner similar to that documented below. A summary of the analysis and conclusions are reviewed and approved by the Controller, Chief Financial Officer, Chief Executive Officer and Audit Committee.
If the prior period adjustments are immaterial to historic periods and any correction of the cumulative error is immaterial to the current period, Nortel then considers whether disclosure of the adjustments in its periodic reports is required each quarter. This consideration led to the Company’s decision to disclose this information in the 2006 Form 10-K. Nortel also performs a quarterly root cause analysis to understand the control failures that led to the adjustments, and to track progress on remediation of the Company’s material weaknesses. Finally, the impact of the prior period adjustments and the correction of the cumulative impact of the adjustment is presented to the Audit Committee each quarter.
Nortel has historically assessed the materiality of prior period adjustments under the guidance of SAB 99, APB 20, and APB 28, and has previously used the “rollover approach” for assessing materiality. The Company further assessed materiality under the “dual approach” guidance of SAB 108 for the three months and twelve months ended December 31, 2006.
Pension Item
Nortel’s third quarter 2006 materiality analysis included an assessment of a likely error related to pension actuarial calculations. At the time of the filing of the Third Quarter 2006 Quarterly Report, Nortel management did not have sufficient information from the third party actuaries to conclude that this pension issue was a known error. The pension issue was however determined not to be material to the current period results or prior period reported results, in isolation and in aggregation with the other known adjustments, under Nortel’s third quarter SAB 99 materiality analysis. Subsequent to the filing of the quarterly report, further information was received from the actuaries and management concluded that this pension issue is an error. In connection with the fourth quarter and year-end 2006 close process, Nortel assessed the materiality of the known pension error firstly under the rollover approach then under the dual approach required by SAB 108 guidance. Nortel concluded that, while immaterial under the rollover approach, the pension error is material under the iron curtain approach and plans to correct the error in its year-end filing in accordance with SAB 108.
Summary Conclusion
We believe the nature and magnitude of the prior period adjustments analyzed below reflect both the complex business model under which we operate and the rigor with which we approach the establishment and maintenance of our control processes. In fact, we believe our process to capture, record and report prior period adjustments reflects the transparency in financial reporting to which management is committed and the significant cultural evolution Nortel has undertaken in response to the prior restatements.
Considering the context described above, the robust disclosure of the errors we intend to make in our financial statements, and the analysis performed and summarized below, management believes that the prior period adjustments reported in the current period are immaterial to both the historic periods in which they arose and the current period. Nortel has shared that conclusion and a summary of the impacts of the prior period adjustments with the Audit Committee of the Board of Directors who concurred with management’s conclusion. An important aspect of the conclusion to both management and the Audit Committee is the weight ascribed to the Company’s strong history of earnings. Though in some cases the errors comprise a substantial portion of the income (loss) of the period in which they were corrected, we believe the absolute value of the errors is immaterial relative to the overall size of our business and our analysis of qualitative factors supports that conclusion.
Quantitative Analysis – Rollover Approach
Nortel analyzed the prior period adjustments’ impact to current quarter and annual net earnings (loss), and approximately $5 impact to net loss represents a misstatement of 5% for the fourth quarter loss. Approximately $40 impact to net loss represents a misstatement of 571% for the year to date loss ($7 million loss prior to recording pension item), but the analysis places more emphasis on the dollar value misstatement as opposed to the percentage misstatement due to the Company’s break-even results. Further, when considered in terms of the overall size of Nortel’s business during the three months and twelve months ended December 31, 2006, ($3,258 revenues and $1,315 gross profit for the current quarter and

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$11,339 revenues and $4,414 gross profit for the year1), Nortel concluded the adjustments were not material. Nortel considered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and twelve months ended December 31, 2006. Current quarter revenue is impacted by $68 (approximately 2% of revenue), which represents the largest dollar adjustment, and the current quarter other tax expense is misstated by approximately 278% ($11 million adjustment) which represents the largest percentage misstatement. Annual revenue is impacted by $95 (approximately 1% of revenue), which represents the largest dollar adjustment, and special charges and minority interest are both misstated by approximately 2% ($2 adjustments) which represent the largest percentage misstatements for the full year 2006. Gross margin was impacted by less than 1% for both the three months and twelve months ended December 31, 2006 as a result of the prior period adjustments. When considering these adjustments, primarily in absolute dollars and secondarily in percentage misstatement, the errors, both individually and in aggregate, were considered quantitatively immaterial to the results.
Nortel analyzed the impact of the $40 prior period adjustments on prior quarter and prior year financial statements to ensure the prior results were not materially misstated with respect to net earnings (loss) and to the individual lines of the Statement of Operations and Balance Sheet. Nortel concluded that previously reported net earnings (loss), Statement of Operation lines and Balance Sheet lines were not materially misstated based both on the dollar value misstatement and the percentage misstatement. The impact of the prior period misstatements on the related historic periods and the impact of correcting the prior period misstatement in the current period are summarized in the table below:

	2006	2006	2006	2006
	(3	(3	(3	(3
	months	months	months	months
	ended	ended	ended	ended
$M	Dec 31)	Sep 30)	Jun 30)	Mar 31)	2006	2005	2004	2003

Net earnings / (loss)	(107)	(99)	366	(167)	(7)	(2,575)	(207)	293

Prior Period Adjustments	(5)	(58)	33	(10)	(40)	92	43	22

% of Net Earnings	5%	59%	9%	6%	571%	-4%	-21%	8%

Net earnings (loss) net of shareholder litigation	127	(61)	(144)	(148)	(226)	(101)	(207)	293

Prior Period Adjustments	(5)	(58)	33	(10)	(40)	92	43	22

% of Adjusted Net Earnings	-4%	95%	-23%	7%	18%	-91%	-21%	8%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(95)	38	28	30

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%

Gross Margin	1,315	1,125	1,066	908	4,414	4,306	3,942	4,209

Gross Margin Prior Period Adjustments	(18)	(16)	15	(23)	(42)	41	18	26

% of Gross Margin	-1%	-1%	1%	-3%	-1%	1%	0%	1%

SG&A	691	605	596	595	2,487	2,413	2,133	1,966

SG&A Prior Period Adjustments	1	(19)	10	12	4	19	16	(2)

% of SG&A	0%	-3%	2%	2%	0%	1%	1%	0%

R&D	485	480	489	478	1,932	1,856	1,960	1,968

R&D Prior Period Adjustments	(0)	(5)	8	3	6	18	11	4

% of R&D	0%	-1%	2%	1%	0%	1%	1%	0%

[1]	Annual gross profit figure is prior to recording 2006 pension item

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(Positive prior period adjustments represent an understated loss or expense, or overstated earnings, revenue or margin, and bracketed prior period adjustments represent an overstated loss or expense, or understated earnings, revenue or margin. For example, the $(40) adjustment for 2006 represents an overstatement of annual loss of $7; net earnings would have been reported as $33 if the adjustments had been recorded in the appropriate prior period.)
Further, we analyzed the impact of the known prior period errors to Nortel’s adjusted earnings (loss) removing the one-time shareholders’ litigation settlement expense in 2005, and removing the mark-to-market (MTM) adjustments in 2006. The Company believes the adjusted earnings (loss) is a better representation of the underlying earnings (loss) of the business. The Company’s adjusted net loss of $226 for the twelve months ended December 31, 2006 would include prior period adjustments of approximately $40, which represents a misstatement of 18%. Although the percentage misstatement of the adjusted 2005 loss of $101 is 91%, the Company still considers a misstatement of $92 to be immaterial. The Company places a higher emphasis on the absolute value of the adjustments as opposed to the percentage misstatement, due to the break-even nature of the Company’s results.
Further, although the impact of the known prior period errors to Nortel’s earnings (loss) per share in the current quarter, current annual and prior years did impact earnings (loss) per share by up to a maximum of $0.21, the earnings per share calculation became more sensitive since the 10:1 stock consolidation. It is Nortel’s viewpoint that investors or financial statement users are unlikely to view Nortel’s overall performance differently if the earnings or loss per share were changed by the impact of these adjustments.
Qualitative Analysis
In addition to the quantitative analysis, Nortel performed a qualitative analysis in accordance with SAB 99 guidance. Our conclusion, based on the qualitative analysis is that the prior period adjustments recorded in the three months and twelve months ended December 31, 2006 did not materially impact trends in revenues, margins, SG&A, R&D or earnings of the Company, and did not materially impact segment disclosure, either reportable or geographic. Although the 2006 adjustments would change the expected reported annual loss of $7 to an earnings position, the loss position would have remained when comparing the prior period adjustments with the 2006 loss adjusted for the shareholders’ litigation settlement MTM. Further, some of the adjustments were based on the application of accounting policies that require the Company to make estimates and judgments, which affects the preciseness of measurement. While historical information is available to support the adjustments and Nortel believes the entries were appropriate, they were estimates nonetheless, and varying professional views on accounting treatment indicate many of the entries are inherently judgmental and subject to measurement risk.
As discussed above, we do not believe specific income (loss) or earnings per share targets are significant to investors. Accordingly, we have not provided a detailed analysis of our reported results including or excluding the impact of the prior period adjustments relative to analysts expectations because we do not believe such analysis is meaningful.
Nortel further considered the adjustments with respect to management compensation, and determined that the adjustments would not materially impact the financial metrics used to evaluate management for compensation purposes. Nortel also considered compliance with regulations and loan covenants and

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determined the adjustments would not impact the Company’s compliance with regulatory requirements or loan covenants. In addition, with the exception of the pension error which is discussed separately, it should be noted that the adjustments are comprised of several small items rather than one significant error.
Rollover Approach Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that the prior period adjustments are not material to the three months and twelve months ended December 31, 2006 results, and were not material to previously filed results. The Company does not believe the judgment of a reasonable financial statement user would have been changed or influenced by the adjustments booked in the three months and twelve months ended December 31, 2006 that related to prior periods.
Quantitative Analysis — Iron Curtain Approach
Nortel also analyzed the prior period adjustments’ impact to current quarter and annual net earnings (loss) under the iron curtain approach. Pursuant to the dual approach described in SAB 108, we have considered the results of the rollover and iron curtain approach individually and together, Approximately $104 impact to net loss represents a misstatement of 97% for the fourth quarter loss, and approximately $139 impact to net loss represents a misstatement of 1986% for the year to date loss of $7 prior to recording the pension item. Nortel considered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and twelve months ended December 31, 2006. The largest single error in the population of prior period adjustments is the pension error which misstates the pension expense disclosure and the post retirement benefit disclosure in the financial statements by approximately 127% and 115%, respectively, in the current quarter, and by 26% and 67%, respectively, in the current year. On the face of the Statement of Operations, the pension expense is booked to cost of revenue, SG&A and R&D, and based on costs for 2006 none of these lines are impacted by over 1% in 2006, and based on costs for three months ended December 31, 2006, cost of revenue, SG&A and R&D are misstated by 1%, 6% and 3% respectively. The pension disclosure for 2006 would be significantly impacted by the correction of the pension error in the fourth quarter, based on both dollar amount and percentage misstatements. The pension error in isolation would impact the net earnings (loss) for the three months and twelve months ended December 31, 2006 results by $99 and $81 respectively.
Nortel’s analysis of the $104 adjustments on prior quarter and prior year financial statements is the same as is described in the rollover approach documented above, and the adjustments were concluded to be immaterial to prior period results. The impact of the prior period misstatements on the related historic periods and the as-if impact assuming the correction of all cumulative errors in the current period are summarized in the table below:

	2006	2006	2006	2006
	(3	(3	(3	(3
	months	months	months	months
	ended	ended	ended	ended
$M	Dec 31)	Sep 30)	Jun 30)	Mar 31)	2006	2005	2004	2003

Net earnings / (loss)	(107)	(99)	366	(167)	(7)	(2,575)	(207)	293

Prior Period Adjustments	(104)	(58)	33	(10)	(139)	92	43	22

% of Net Earnings	97%	59%	9%	6%	1986%	-4%	-21%	8%

Net earnings (loss) net of shareholder litigation	127	(61)	(144)	(148)	(226)	(101)	(207)	293

Prior Period Adjustments	(104)	(58)	33	(10)	(139)	92	43	22

% of Adjusted net earnings(loss)	-82%	95%	-23%	7%	62%	-91%	-21%	8%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(95)	38	28	30

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%

Gross Margin	1,315	1,125	1,066	908	4,414	4,306	3,942	4,209

Gross Margin Prior Period Adjustments	(57)	(16)	15	(23)	(81)	41	18	26

% of Gross Margin	-4%	-1%	1%	-3%	-2%	1%	0%	1%

SG&A	691	605	596	595	2,487	2,413	2,133	1,966

SG&A Prior Period Adjustments	(39)	(19)	10	12	(36)	19	16	(2)

% of SG&A	-6%	-3%	2%	2%	-1%	1%	1%	0%

R&D	485	480	489	478	1,932	1,856	1,960	1,968

R&D Prior Period Adjustments	(14)	(5)	8	3	(9)	18	11	4

% of R&D	-3%	-1%	2%	1%	0%	1%	1%	0%

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Further, the impact of the known prior period errors to Nortel’s earnings (loss) per share in the current quarter and full year would have changed by $0.22. The pension item in isolation changes the 2006 earnings (loss) per share by $0.18, which is the largest earnings (loss) per share impact by an individual error across all periods considered in the analysis. Due to the fact that this impact is related to one significant error, the Company has concluded that the pension item is material to the current results, based both on this factor and all other quantitative and qualitative considerations in this analysis.
Qualitative Analysis
In addition to the quantitative analysis, Nortel reconsidered the qualitative analysis in accordance with rollover approach, based on adjustments under the guidance of SAB 108. The qualitative discussion in the rollover analysis is applicable to the iron curtain analysis.
Iron Curtain Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that the pension adjustment in isolation, and in aggregate with the other prior period adjustments, is material to the three months and twelve months ended December 31, 2006 results. The Company has corrected the error in its year-end filing in accordance with SAB 108. The pension item, in isolation and in aggregation with the other identified prior period adjustment, was not material to the previously filed results.
Quantitative Analysis of Other Prior Period Adjustments – Iron Curtain Approach
The Company’s net loss of $26 for the twelve months ended December 31, 2006 will include prior period adjustments of approximately $59. Net earnings for 2006 would have been approximately $33 if the prior period adjustments had been recorded in the appropriate periods. The Company reported a net loss of $107 for the three months ended December 31, 2006 which included prior period adjustments of approximately $5. Net loss for the three months ended December 31, 2006 would have been approximately $102 if the prior period adjustments had been booked in the appropriate period. The adjustments of approximately $5 and $59 for the three months and twelve months ended December 31, 2006 respectively do not change the break-even nature of the Company’s net earnings (loss).

6

Further, we analyzed the impact of the known prior period errors to Nortel’s adjusted earnings (loss) removing the one-time shareholders’ litigation settlement expense in 2005, and removing the continuing MTM adjustments in 2006. The Company believes the adjusted earnings (loss) is a better representation of the underlying earnings (loss) of the business. The Company’s adjusted net loss of $245 for the twelve months ended December 31, 2006 would include prior period adjustments of approximately $59, which represents a misstatement of 24%. Further consideration was given to the 2006 year-to-date misstatements, and the adjusted earnings (loss) position would have been misstated by 15% for the nine months ended September 30, 2006, by 2% for the six months ended June 30, 2006, and by 12% for the three months ended March 31, 2006. The Company considers these misstatements are more appropriately analyzed against the adjusted earnings (loss) which is better representative of the underlying business’s results. Although the percentage misstatement of the adjusted 2005 loss of $101 is 44%, the Company still considers a misstatement of $44 to be immaterial based on a combination of the quantitative and qualitative considerations. Further, the Company places a higher emphasis on the actual dollar adjustments as opposed to the percentage misstatement, due to the break-even nature of NNC’s results.
Nortel analyzed the prior period adjustments’ impact to year to date and current quarter net earnings (loss), and although approximately $59 impact to net loss represents a misstatement of 227% for the year earnings, and approximately $5 impact to net loss represents a misstatement of 5% for the fourth quarter loss, the analysis placed more emphasis on the dollar value misstatement as opposed to the percentage misstatement due to the Company’s break-even results. Further, when considered in terms of the overall size of Nortel’s business during the three months and twelve months ended December 31, 2006, ($3,258 revenues and $1,315 gross profit for the current quarter and $11,339 revenues and $4,407 gross profit for the year), Nortel concluded the adjustments were not material. Nortel reconsidered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and twelve months ended December 31, 2006, and the analysis was similar to the SAB 99 analysis documented earlier in this response, with the only difference being the $19 in-year pension item previously analyzed but now reported in the appropriate quarterly 2006 results. When considering these adjustments in both absolute dollar and percentage misstatement, the errors, both individually and in aggregate, were considered quantitatively immaterial to the results.
Nortel analyzed the impact of the $59 prior period adjustments on prior quarter and prior year financial statements to ensure the prior results were not materially misstated with respect to net earnings (loss) and to the individual lines of the Statement of Operations. Nortel concluded that previously reported net earnings (loss) and Statement of Operation lines were not materially misstated based primarily on the dollar value misstatement and secondarily on the percentage misstatement. The impact of the prior period misstatements on the related historic periods and the impact of correcting the prior period misstatement in the current period are summarized in the table below:

	2006	2006	2006	2006
	(3 months	(3 months	(3 months	(3 months
	ended Dec	ended Sep	ended Jun	ended Mar
$M	31)	30)	30)	31)	2006	2005	2004	2003

Net earnings / (loss)	(107)	(102)	358	(175)	(26)	(2,575)	(207)	293

Prior Period Adjustments	(5)	(61)	25	(18)	(59)	44	5	6

% of Net Earnings	5%	60%	7%	10%	227%	-2%	-2%	2%

Net earnings (loss) net of shareholder litigation	127	(64)	(152)	(156)	(245)	(101)	(207)	293

Prior Period Adjustments	(5)	(61)	25	(18)	(59)	44	5	6

7

% of Adjusted net earnings	-4%	95%	-16%	12%	24%	-44%	-2%	2%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(95)	38	28	30

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%

Gross Margin Reported	40.4%	38.1%	38.8%	38.1%	38.9%	40.9%	41.4%	42.4%

Gross Margin Excl. Prior Period Adjs	40.1%	39.0%	38.2%	38.6%	39.0%	40.8%	41.5%	42.3%

Change to GM Percentage	-0.3%	0.9%	-0.6%	0.5%	0.1%	-0.1%	0.1%	-0.1%

Gross Margin	1,315	1,124	1,063	905	4,407	4,306	3,942	4,209

Gross Margin Prior Period Adjustments	(18)	(17)	12	(26)	(49)	26	6	20

% of Gross Margin	-1%	-1%	1%	-3%	-1%	1%	0%	0%

SG&A	691	606	599	598	2,494	2,413	2,133	1,966

SG&A Prior Period Adjustments	1	(20)	7	9	(3)	3	4	(8)

% of SG&A	0%	-3%	1%	2%	0%	0%	0%	0%

R&D	485	481	491	480	1,937	1,856	1,960	1,968

R&D Prior Period Adjustments	0	(5)	6	1	2	1	(3)	0

% of R&D	0%	-1%	1%	0%	0%	0%	0%	0%

Consideration was given to the impact of the prior period adjustments on the gross margin of NNC. Gross margin for the three months and twelve months ended December 31, 2006 would have changed from 40.4% to 40.1%, and from 38.9% to 39.0% as a result of correcting the prior period errors. Prior year gross margin percentages changed by 0.1%. These changes in gross margin are not considered material to the reader of the financial results.
Further, the impact of the known prior period errors to Nortel’s earnings (loss) per share in the current quarter, year to date and prior years did not exceed $0.14. Nortel’s viewpoint is that investors or financial statement users are unlikely to view Nortel’s overall performance differently if the earnings or loss per share were changed by the impact of these adjustments. The stock consolidation in the fourth quarter has increased the sensitivity of this calculation, and although the earnings (loss) per share would be impacted by up to $0.14 as a result of the prior period adjustments, this quantitative factor needs to be taken into consideration along with the rest of this analysis. The Company does not believe the judgment of a reasonable person would have been changed or influenced by the adjustments booked in the 2006 related to prior periods.
Qualitative Analysis
Again, the Company considered the qualitative analysis in accordance with SAB 99 guidance. This qualitative analysis determined that the prior period adjustments recorded in the three months and twelve months ended December 31, 2006 did not change the trended revenues, margins, SG&A, R&D or earnings of NNC, and did not materially impact segment disclosure. The previously reported and forecast net earnings (loss) for NNC are charted against the recast net earnings (loss) adjusted for the out of period

8

impacts. The chart displays that the trended earnings for NNC do not change as a result of adjusting for the out of period errors.
     Although the 2006 adjustments would change a loss to an earnings position based on a preliminary reported loss of $26 million, when adjusted to remove the shareholders’ litigation settlement MTM in order to better represent the Company’s results, the position would have remained at a loss for the year. Further, some of the adjustments were based on the application of accounting policies that require the Company to make estimates and judgments, which affects the preciseness of measurement. While historical information is available to support the adjustments and Nortel believes the entries were appropriate, they were estimates nonetheless, and varying professional views on accounting treatment indicate many of the entries are inherently judgmental and subject to measurement risk.
As discussed above, we do not believe specific income (loss) or earnings per share targets are significant to investors. Accordingly, we have not provided a detailed analysis of our reported results including or excluding the impact of the prior period adjustments relative to analysts expectations because we do not believe such analysis is meaningful. Nortel further considered the adjustments with respect to management compensation, and determined that the adjustments would not materially impact the financial metrics used to evaluate management for compensation purposes. Nortel also considered compliance with regulations and loan covenants and determined the adjustments would not impact the Company’s compliance with regulatory requirements or loan covenants. In addition, it should be noted that the adjustments are comprised of several small items rather than one significant error.
Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that outside of the pension item adjusted under the guidance of SAB 108, the prior period adjustments were not material to the three months and twelve months ended December 31, 2006 results, and were not material to previously filed results. The Company does not believe the judgment of a reasonable financial statement user would have been changed or influenced by the adjustments booked in the three months and twelve months ended December 31, 2006 that related to prior periods.
Adjustments
Details about the specific adjustments analyzed above is provided in a preliminary draft of the Company’s proposed prior period error disclosure note, which has been provided separately.

9

Schedule D
Nortel Networks Corporation — Proposed Disclosure
In the course of the preparation of Nortel’s 2006 financial statements, and in part, as a result of the application of compensating procedures and processes, it identified a number of adjustments related to prior periods that were immaterial to the current period and to the prior periods. As a result, Nortel has recorded adjustments related to prior periods which are included in our 2006 financial statements. The aggregate impact of the adjustments relating to prior periods resulted in a net reduction of approximately $59 to Nortel’s net earnings (loss) for the year ended December 31, 2006. The aggregate impact of the adjustments relating to prior periods to Nortel’s 2006 results were not material to its results for the fourth quarter or the 2006 year or to any individual segment, financial statement line item, geographic region, or to any prior interim or annual period.
The adjustments mainly relate to: i) revenues and cost of revenues corrections (with a net increase to net earnings (loss) of $49), ii) expense accrual and provision corrections (with a net increase to net earnings (loss) of $12) and iii) other corrections (with a net decrease to net earnings (loss) of $2).
Revenue Corrections
The revenue recognition corrections related to the incorrect application of appropriate revenue recognition models and calculation corrections which resulted in a decrease of $94 in revenues for 2006, and a corresponding reduction in gross margin of $49. The most significant individual revenue recognition adjustments, outlined below, resulted in a decrease of $66 in 2006 revenues (approximately 70% of the total revenue correction) and a corresponding reduction in 2006 gross margin of $45 (approximately 92% of the total gross margin correction). The remaining $28 revenue adjustments related to a number of small items, individually no greater than $3 impact to gross margin.
1.	Previous misapplication of SOP 81-1 on an arrangement between 2003 and 2005 resulted in the reduction of an estimated arrangement fee when an inconsistency in the application of SOP 81-1 was noted between two customers during a finance review. Nortel corrected this error in the second quarter of 2006 resulting in an $8 decrease in both 2006 revenues and gross margin respectively.

2.	Nortel incorrectly recognized revenue on an arrangement entered into in December 2005, whereby Nortel did not properly account for an obligation to deliver hardware that had not yet reached commercial availability. The error was discovered and corrected in the second quarter of 2006 resulting in a $12 and $7 decrease in 2006 revenue and gross margin, respectively. The correction related to revenue previously recognized in the fourth quarter of 2005

3.	Nortel incorrectly recognized revenue on a 2000 arrangement that contained a commitment to deliver specified future software upgrades as contemplated under SOP 97-2. Due to the lack of evidence of fair value of future specified software obligations, Nortel should have deferred the revenue until delivery of all of the free future specified software. Nortel corrected this error in the first quarter of 2006 resulting in a $12 and $5 decrease in 2006 revenues and gross margins, respectively. The correction relates to revenue previously recognized from 2000 through to 2005.

4.	Nortel incorrectly recognized revenue on an arrangement in 2003, prior to the delivery of all elements of the arrangement. Nortel corrected this error in the second quarter of 2006, resulting in a $7 and $5 decrease in 2006 revenues and gross margin, respectively.

5.	Nortel incorrectly recognized revenue in the fourth quarter of 2005 due to an adjusting entry that did not take into account previously recorded adjustments related to the Third Restatement that had not been booked into the relevant sub-ledger. The error was detected and corrected in the first quarter of 2006. This error resulted in a $4 reduction in both 2006 revenues and gross margin, respectively.

6.	Nortel incorrectly recognized revenue primarily in 2005, on an arrangement where certain products had been shipped but other elements under the arrangement, such as installation, had not been fully delivered. Because fair value could not be established for the undelivered elements, it was determined that the revenue should have been deferred until the final elements were delivered. This error resulted in a $6 and $5 decrease to 2006 revenues and margin, respectively. This error was corrected in the fourth quarter of 2006.

7.	Nortel incorrectly recognized revenue on an arrangement that included a free extended service and support plan with each sale under the agreement. Nortel determined that this represented post- contract support (“PCS”) which could not be treated as a separate unit of accounting because fair value of the element had not been established. As a result, the revenue should have been deferred and recognized ratably over the PCS period, once all other elements of the arrangement had been delivered. This error resulted in a decrease of $7 to 2006 revenues and gross margin, respectively. This error was corrected in the fourth quarter of 2006

8.	Nortel incorrectly recognized revenue in 2004 and 2005, on an arrangement that contained specific training deliverables that had not been delivered as of December 31, 2006. Nortel determined that it could not treat this element of the arrangement as a separate unit of accounting because fair value for the training could not be established. Therefore, all revenues and cost of revenues should have been deferred and recognized as the training is provided. This error resulted in a $10 and $4 decrease in 2006 revenues and gross margin, respectively. This error was corrected in the fourth quarter of 2006.
Expense Accrual and Provision Corrections
The expense accrual and provision corrections for the 2006 fiscal year consisted mainly of adjustments that were individually less than $2. The two largest expense accrual corrections are discussed in more detail below. The remaining $7 expense and accrual adjustments relate to a number of small items, individually no greater than $3.
1.	In the third quarter of 2006, Nortel identified an error in its tracking of software warranty usage, which represented an understatement of its 2005 warranty provision. Nortel corrected this understatement in the third quarter of 2006 resulting in a $3 understatement in 2006 net earnings (loss).

2.	In the third quarter of 2006, Nortel recorded an expense of $3 related to retention bonuses which should have been accrued in 2005. The error was detected upon initiation of the payment process. The adjustment resulted in a $3 increase in the 2006 net earnings (loss).
Other Corrections
In the first quarter of 2006, Nortel identified a foreign exchange translation error as a result of incorrect foreign exchanges rates used to record a specific revenue arrangement resulting in an understatement of 2005 and 2004 other income (expense). The correction of this error resulted in a $7 increase in 2006 other income (expense).
In the second quarter of 2006, Nortel recorded a benefit of $4 related to a cumulative overstatement of Nortel’s lease expenses of certain of its buildings and furniture relating to prior years. The error was detected during a review of North American finance processes related to the processing of lease payments.

Schedule E
Materiality Analysis
The materiality analysis at the NNL level has a different focus, because the most significant financial statement users are the holders of NNL’s preferred shares. The NNL preferred shares have fixed redemption values and dividend rights. As such, the preferred shareholders do not directly benefit from increases in the market value of NNC that could be attributable to NNC’s net earnings (loss). It is reasonable to conclude that from a quantitative perspective, the NNL financial statement users would be focused on the underlying quality of NNL’s Consolidated Balance Sheet in determining NNL’s ability to meet its liquidity obligations. As a result, it is our judgment that the weight placed on the quantitative analysis specifically related to impact of the errors on NNL’s net earnings (loss) and the impact to the individual Statement of Operation lines is less significant than in the materiality analysis at the NNC level.
The same prior period adjustments considered in the NNC analysis are also considered in the NNL analysis, with the exception of seven adjustments booked to NNC only. These adjustments do not impact the out-of-year amount of $59 recorded in 2006 and analyzed in both the NNC and NNL materiality analyses.
Introduction
The Company’s materiality analysis for the three months and twelve months ended December 31, 2006 consisted of both quantitative and qualitative analyses to assess the materiality of certain prior period errors discovered and recorded in the period. NNL’s break-even results for the three months and twelve months ended December 31, 2006 meant that small dollar value prior period adjustments recorded in the 2006 results created large percentage misstatement fluctuations as compared to net earnings (loss). Due to the impact the break-even results had on percentage misstatements, Nortel placed a higher emphasis on the actual dollar adjustments as opposed to the percentage misstatements.
Break-even Results
When evaluating materiality we place significant weight on our strong earnings history and our judgment that the near break-even results NNL has experienced in recent years will not continue. NNL has a strong earnings history, as it has operated at a consistent, cumulative profit until 2001, at which time it experienced significant losses. Those losses and NNL’s recent break-even results coincided with an overall economic shift and significant downturn in the telecom industry. Nortel does not expect the break-even nature of its results to continue. NNL currently has forecast increasing revenues in certain areas and reductions to its existing cost structure. The cost savings assumptions are based on management’s overall plan to improve profitability including the publicly announced Business Transformation initiative designed to improve annual operating margins by $1,500 by the end of 2008. In recent years, Nortel has restated earnings multiple times, had significant turnover of senior management, and has undertaken a complete overhaul of its financial systems and processes. Primarily as a result of these events, we have performed at a level less than our previous forecasts and projections. Looking ahead to 2007, we believe we have stabilized a number of these factors and assembled a rigorous forecast based on a thorough understanding of the revenue recognition model with which NNL now operates. As a result of the above factors Nortel does not expect that the break-even nature of its results will continue beyond the short term.
Nortel Process
Nortel has a formal quarterly process for capturing, reporting and concluding on the materiality of prior period adjustments relative to both the current and prior periods, considering the guidance provided in SAB 99. Each manual or post-close journal entry requires an active indication by the initiator of whether the entry comprises a prior period adjustment. For those entries that do comprise a prior period adjustment, initiators are required to complete a template to profile the quarterly impact of the entry to all periods as if it were posted in the period to which it relates. These templates are consolidated to form the basis of our materiality analysis. We analyze the resulting information both quantitatively and qualitatively, in a manner similar to that documented below. A summary of the NNC analysis and conclusions are reviewed and approved by the Controller, Chief Financial Officer, Chief Executive Officer and Audit Committee.

The differences between NNC and NNL prior period adjustments are reviewed by the Controller. As documented earlier in this memo, the aggregate out of year amount of $59 recorded in 2006 is the same error analyzed for both NNC and NNL materiality.
If the prior period adjustments are immaterial to historic periods and any correction of the cumulative error is immaterial to the current period, Nortel then considers whether disclosure of the adjustments in its periodic reports is required each quarter. This consideration led to Nortel’s decision to disclose this information in the 2006 Form 10-K. Nortel also performs a quarterly root cause analysis to understand the control failures that led to the adjustments, and to track progress on remediation of Nortel’s material weaknesses. Finally, the impact of the prior period adjustments and the correction of the cumulative impact of the adjustment is presented to the Audit Committee each quarter.
Nortel has historically assessed the materiality of prior period adjustments under the guidance of SAB 99, APB 20, and APB 28, and has previously used the “rollover approach” for assessing materiality. Nortel further assessed materiality under the “dual approach” guidance of SAB 108 for the three months and twelve months ended December 31, 2006.
Pension Item
NNL’s third quarter 2006 materiality analysis included an assessment of a likely error related to pension actuarial calculations. At the time of the filing of the Third Quarter 2006 Quarterly Report, Nortel management did not have sufficient information from the third party actuaries to conclude that this pension issue was a known error. The pension issue was however determined not to be material to the current period results or prior period reported results, in isolation and in aggregation with the other known adjustments, under NNL’s third quarter SAB 99 materiality analysis. Subsequent to the filing of the quarterly report, further information was received from the actuaries and management concluded that this pension issue is an error. In connection with the fourth quarter and year-end 2006 close process, Nortel assessed the materiality of the known pension error firstly under the rollover approach then under the dual approach required by SAB 108 guidance. Nortel concluded that, while immaterial under the rollover approach, the pension error is material under the iron curtain approach and plans to correct the error in its year-end filing in accordance with SAB 108.
Summary Conclusion
We believe the nature and magnitude of the prior period adjustments analyzed below reflect both the complex business model under which we operate and the rigor with which we approach the establishment and maintenance of our control processes. In fact, we believe our process to capture, record and report prior period adjustments reflects the transparency in financial reporting to which management is committed and the significant cultural evolution Nortel has undertaken in response to the prior restatements.
Considering the context described above, the robust disclosure of the errors we intend to make in our financial statements, and the analysis performed and summarized below, Nortel concluded that the prior period adjustments reported in the current period are immaterial to both the historic periods in which they arose and the current period. The Company has shared that conclusion and a summary of the impacts of the prior period adjustments with the Audit Committee of the Board of Directors who concurred with management’s conclusion. An important aspect of the conclusion to both management and the Audit Committee is the weight ascribed to NNL’s strong history of earnings. Though in some cases the errors comprise a substantial portion of the income (loss) of the period in which they were corrected, we believe the absolute value of the errors is immaterial relative to the overall size of our business and our analysis of qualitative factors supports that conclusion.

Quantitative Analysis — Rollover Approach
Nortel analyzed the prior period adjustments’ impact to current quarter and annual net earnings (loss), and approximately $16 impact to net earnings represents a misstatement of 11% for the fourth quarter earnings. Approximately $40 impact to net loss represents a misstatement of 53% for the year to date loss ($75 loss prior to recording pension item). The analysis places more emphasis on the dollar value misstatement as opposed to the percentage misstatement due to NNL’s break-even results. Further, when considered in terms of the overall size of NNL’s business during the three months and twelve months ended December 31, 2006, ($3,258 revenues and $1,312 gross profit for the current quarter and $11,339 revenues and $4,404 gross profit for the year1), NNL concluded the adjustments were not material. NNL considered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and twelve months ended December 31, 2006. Current quarter revenue is impacted by $68 (approximately 2% of revenue), which represents the largest dollar adjustment, and the current quarter other tax expense is misstated by approximately 278% ($11 adjustment) which represents the largest percentage misstatement. Annual revenue is impacted by $94 (approximately 1% of revenue), which represents the largest dollar adjustment, and minority interest is misstated by approximately 6% ($1 adjustment) which represents the largest percentage misstatement for the full year 2006. Gross margin was impacted by approximately less than 1% for both the three months and twelve months ended December 31, 2006 as a result of the prior period adjustments. When considering these adjustments, primarily in absolute dollars and secondarily in percentage misstatement, the errors, both individually and in aggregate, were considered quantitatively immaterial to the results.
NNL analyzed the impact of the $40 prior period adjustments on prior quarter and prior year financial statements to ensure the prior results were not materially misstated with respect to net earnings (loss) and to the individual lines of the Statement of Operations and Balance Sheet. NNL concluded that previously reported net earnings (loss), Statement of Operation lines and Balance Sheet lines were not materially misstated based both on the dollar value misstatement and the percentage misstatement. The impact of the prior period misstatements on the related historic periods and the impact of correcting the prior period misstatement in the current period are summarized in the table below:

[1]	Annual gross profit figure is prior to recording 2006 pension item

	2006	2006	2006	2006
	(3 months	(3 months	(3 months	(3 months
	ended Dec	ended Sep	ended Jun	ended Mar
$M	31)	30)	30)	31)	2006	2005	2004	2003

Net earnings / (loss)	143	(14)	(95)	(109)	(75)	0	(54)	466

Prior Period Adjustments	(16)	(52)	29	0	(40)	103	54	33

% of Net Earnings	-11%	371%	-30%	0%	53%	—	-100%	7%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(94)	38	28	30

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%

Gross Margin	1,312	1,117	1,066	909	4,404	4,267	3,956	4,200

Gross Margin Prior Period Adjustments	(18)	(15)	14	(23)	(43)	41	18	26

% of Gross Margin	-1%	-1%	1%	-3%	-1%	1%	0%	1%

SG&A	684	603	594	594	2,475	2,401	2,118	1,956

SG&A Prior Period Adjustments	1	(19)	10	12	4	18	16	(2)

% of SG&A	0%	-3%	2%	2%	0%	1%	1%	0%

R&D	499	476	484	474	1,933	1,856	1,960	1,973

R&D Prior Period Adjustments	(0)	(5)	8	3	6	18	11	4

% of R&D	0%	-1%	2%	1%	0%	1%	1%	0%

(Positive prior period adjustments represent an understated loss or expense, or overstated earnings, revenue or margin, and bracketed prior period adjustments represent an overstated loss or expense, or understated earnings, revenue or margin. For example, the $(40) adjustment for 2006 represents an overstatement of the $75 annual loss; net loss would have been reported as $35 if the adjustments had been recorded in the appropriate prior period.)
Qualitative Analysis
In addition to the quantitative analysis, NNL performed a qualitative analysis in accordance with SAB 99 guidance. Our conclusion, based on the qualitative analysis, is that the prior period adjustments recorded in the three months and twelve months ended December 31, 2006 did not materially impact trends in revenues, margins, SG&A, R&D or earnings of NNL, and did not materially impact segment disclosure, either reportable or geographic. Although the prior period adjustments would change the reported loss for the three months ended September 30, 2006 to an earnings position of $38, and would change the 2005 nil earnings position to a loss of $103, it is reasonable to conclude that from a quantitative perspective, the NNL financial statement users, the preferred shareholders, would be focused on the underlying quality of NNL’s Consolidated Balance Sheet in determining NNL’s ability to meet its liquidity obligations. As a result, the weight placed on the quantitative analysis specifically related to impact of the errors on NNL’s net earnings (loss) is less significant than in the materiality analysis at the NNC level. Further, some of the adjustments were based on the application of accounting policies that require Nortel to make estimates and judgments, which affects the preciseness of measurement. While historical information is available to support the adjustments and Nortel believes the entries were appropriate, they were estimates nonetheless, and varying professional views on accounting treatment indicate many of the entries are inherently judgmental and subject to measurement risk.

Nortel further considered the adjustments with respect to management compensation, and determined that the adjustments would not materially impact the financial metrics used to evaluate management for compensation purposes. The Company also considered compliance with regulations, including the requirement of the Canada Business Corporate Act in respect of the payment of dividends on the preferred shares, and loan covenants, and determined the adjustments would not impact NNL’s compliance with regulatory requirements or loan covenants. In addition, with the exception of the pension error which is discussed separately, it should be noted that the adjustments are comprised of several small items rather than one significant error.
Rollover Approach Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that the prior period adjustments are not material to the three months and twelve months ended December 31, 2006 results, and were not material to previously filed results. Nortel does not believe the judgment of a reasonable financial statement user would have been changed or influenced by the adjustments booked in the three months and twelve months ended December 31, 2006 that related to prior periods.
Quantitative Analysis – Iron-Curtain Approach
Nortel also analyzed the prior period adjustments’ impact to current quarter and annual net earnings (loss) under the iron curtain approach. Pursuant to the dual approach described in SAB 108, we have considered the results of the rollover and iron curtain approach individually and together. Approximately $115 impact to net earnings represents a misstatement of 80% for the fourth quarter earnings, and approximately $139 impact to net loss represents a misstatement of 185% for the year to date loss of $75 prior to recording the pension item. Nortel considered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and twelve months ended December 31, 2006. The largest single error in the population of prior period adjustments is the pension error which misstates the pension expense disclosure and the post retirement benefit disclosure in the financial statements by approximately 127% and 115%, respectively, in the current quarter, and by 26% and 67%, respectively, in the current year. On the face of the Statement of Operations, the pension expense is booked to cost of revenue, SG&A and R&D, and based on costs for 2006 none of these lines are impacted by over 1% in 2006, and based on costs for three months ended December 31, 2006, cost of revenue, SG&A and R&D are misstated by 1%, 6% and 3% respectively. The pension disclosure for 2006 would be significantly impacted by the correction of the pension error in the fourth quarter, based on both dollar amount and percentage misstatements. The pension error in isolation would impact the net earnings (loss) for the three months and twelve months ended December 31, 2006 results by $99 and $81 respectively.
Nortel’s analysis of the $115 adjustments on prior quarter and prior year financial statements is the same as is described in the rollover approach documented above, and the adjustments were concluded to be immaterial to prior period results. The impact of the prior period misstatements on the related historic periods and the as-if impact assuming the correction of all cumulative errors in the current period are summarized in the table below:

	2006	2006	2006	2006
	(3 months	(3 months	(3 months	(3 months
	ended Dec	ended Sep	ended Jun	ended Mar
$M	31)	30)	30)	31)	2006	2005	2004	2003

Net earnings / (loss)	143	(14)	(95)	(109)	(75)	0	(54)	466

Prior Period Adjustments	(115)	(52)	29	0	(139)	103	54	33

% of Net Earnings	-80%	371%	-30%	0%	185%	—	-100%	7%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(94)	38	28	30

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%

Gross Margin	1,312	1,117	1,066	909	4,404	4,267	3,956	4,200

Gross Margin Prior Period Adjustments	(57)	(15)	14	(23)	(82)	41	18	26

% of Gross Margin	-4%	-1%	1%	-3%	-2%	1%	0%	1%

SG&A	684	603	594	594	2,475	2,401	2,118	1,956

SG&A Prior Period Adjustments	(39)	(19)	10	12	(36)	18	16	(2)

% of SG&A	-6%	-3%	2%	2%	-1%	1%	1%	0%

R&D	499	476	484	474	1,933	1,856	1,960	1,973

R&D Prior Period Adjustments	(14)	(5)	8	3	(9)	18	11	4

% of R&D	-3%	-1%	2%	1%	0%	1%	1%	0%

Qualitative Analysis
In addition to the quantitative analysis, the Company reconsidered the qualitative analysis in accordance with rollover approach, based on adjustments under the guidance of SAB 108. The qualitative discussion in the roll over analysis is applicable to the iron curtain analysis.
Iron Curtain Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that the pension adjustment in isolation, and in aggregate with the other prior period adjustments, is material to the three months and twelve months ended December 31, 2006 results. NNL has corrected the error in its year-end filing in accordance with SAB 108. The pension item, in isolation and in aggregation with the other identified prior period adjustment, was not material to the previously filed results.
Quantitative Analysis of Other Prior Period Adjustments — Iron Curtain Approach
NNL’s net loss of $942 for the twelve months ended December 31, 2006 will include prior period adjustments of approximately $59. Net loss for 2006 would have been approximately $35 if the prior period adjustments had been recorded in the appropriate periods. NNL reported net earnings of $143 for the three months ended December 31, 2006 will include prior period adjustments of approximately $16. Net earnings for the three months ended December 31, 2006 would have been approximately $159 if the prior

[2]	Annual net loss figure is after recording the 2006 pension item under the guidance of SAB 108 period adjustments had been booked in the appropriate period. The adjustments of approximately $16 and $59 for the three months and twelve months ended December 31, 2006 respectively do not change the break-even nature of NNL’s net earnings (loss).
NNL analyzed the prior period adjustments’ impact to year to date and current quarter net earnings (loss), and although approximately $59 impact to net loss represents a misstatement of 62% for the year earnings, and approximately $16 impact to net earnings represents a misstatement of 11% for the fourth quarter earnings, the analysis placed more emphasis on the dollar value misstatement as opposed to the percentage misstatement due to NNL’s break-even results. Further, when considered in terms of the overall size of NNL’s business during the three months and twelve months ended December 31, 2006, ($3,258 revenues and $1,312 gross profit for the current quarter and $11,339 revenues and $4,397 gross profit for the year), Nortel concluded the adjustments were not material. The Company reconsidered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and twelve months ended December 31, 2006, and the analysis was similar to the SAB 99 analysis documented earlier in this response, with the only difference being the $19 in-year pension item previously analyzed but now reported in the appropriate quarterly 2006 results. When considering these adjustments in both absolute dollar and percentage misstatement, the errors, both individually and in aggregate, were considered quantitatively immaterial to the results.
Nortel analyzed the impact of the $59 prior period adjustments on prior quarter and prior year financial statements to ensure the prior results were not materially misstated with respect to net earnings (loss) and to the individual lines of the Statement of Operations. The Company concluded that previously reported net earnings (loss) and Statement of Operation lines were not materially misstated based primarily on the dollar value misstatement and secondarily on the percentage misstatement. The impact of the prior period misstatements on the related historic periods and the impact of correcting the prior period misstatement in the current period are summarized in the table below:

	2006	2006	2006	2006
	(3 months	(3 months	(3 months	(3 months
	ended Dec	ended Sep	ended Jun	ended Mar
$M	31)	30)	30)	31)	2006	2005	2004	2003

Net earnings / (loss)	143	(17)	(103)	(117)	(94)	0	(54)	466

Prior Period Adjustments	(16)	(55)	21	(8)	(59)	55	16	17

% of Net Earnings	-11%	324%	-20%	7%	62%	—	-30%	4%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(94)	38	28	30

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%

Gross Margin Reported	40.3%	37.8%	38.7%	38.0%	38.9%	40.5%	41.6%	42.3%

Gross Margin Excl. Prior Period Adjs	40.0%	38.6%	38.1%	38.5%	38.9%	40.4%	41.6%	42.2%

Change to GM Percentage	-0.3%	0.8%	-0.6%	0.5%	0.0%	-0.1%	0.0%	-0.1%

Gross Margin	1,312	1,116	1,063	906	4,397	4,267	3,956	4,200

Gross Margin Prior Period Adjustments	(18)	(16)	11	(26)	(49)	26	6	20

% of Gross Margin	-1%	-1%	1%	-3%	-1%	1%	0%	0%

SG&A	684	604	597	597	2,482	2,401	2,118	1,956

SG&A Prior Period Adjustments	1	(20)	7	9	(3)	2	4	(8)

% of SG&A	0%	-3%	1%	1%	0%	0%	0%	0%

R&D	499	477	486	476	1,938	1,856	1,960	1,973

R&D Prior Period Adjustments	(0)	(5)	6	1	2	1	(3)	0

% of R&D	0%	-1%	1%	0%	0%	0%	0%	0%

Consideration was given to the impact of the prior period adjustments on the gross margin of NNL. Gross margin for the three months ended December 31, 2006 would have changed from 40.3% to 40.0%, and the 2006 gross margin would not have changed as a result of correcting the prior period errors. Prior year gross margin percentages changed by a maximum of 0.1%. These changes in gross margin are not considered material to the reader of the financial results.
Qualitative Analysis
Again, NNL considered the qualitative analysis in accordance with SAB 99 guidance. This qualitative analysis determined that the prior period adjustments recorded in the three months and twelve months ended December 31, 2006 did not change the trended revenues, margins, SG&A, R&D or earnings of NNL, and did not materially impact segment disclosure. The previously reported and forecast net earnings (loss) for NNL are charted against the recast net earnings (loss) adjusted for the out of period impacts. The chart displays that the trended earnings for NNL do not change as a result of adjusting for the out of period errors.

Although the prior period adjustments would change a nil earnings position to a net loss of $55 for 2005, and would change the loss reported for the three months ended September 30, 2006 to an earnings position of $38, it is reasonable to conclude that from a quantitative perspective, the NNL financial statement users and the preferred shareholders, would be focused on the underlying quality of NNL’s Consolidated Balance Sheet in determining NNL’s ability to meet its liquidity obligations. As a result, the weight placed on the quantitative analysis specifically related to impact of the errors on NNL’s net earnings (loss) is less significant than in the materiality analysis at the NNC level. Further, some of the adjustments were based on the application of accounting policies that require Nortel to make estimates and judgments, which affects the preciseness of measurement. While historical information is available to support the adjustments and the Company believes the entries were appropriate, they were estimates nonetheless, and varying professional views on accounting treatment indicate many of the entries are inherently judgmental and subject to measurement risk.
Nortel further considered the adjustments with respect to management compensation, and determined that the adjustments would not materially impact the financial metrics used to evaluate management for compensation purposes. NNL also considered compliance with regulations, including the requirement of the Canada Business Corporate Act in respect of the payment of dividends on the preferred shares, and loan covenants, and determined the adjustments would not impact NNL’s compliance with regulatory requirements or loan covenants.
Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that outside of the pension item adjusted under the guidance of SAB 108, the prior period adjustments were not material to the three months and twelve months ended December 31, 2006 results, and were not material to previously filed results. Nortel does not believe the judgment of a reasonable financial statement user would have been changed or influenced by the adjustments booked in the three months and twelve months ended December 31, 2006 that related to prior periods.
Adjustments
There are no differences between the out of year errors recorded in 2006 for NNC and NNL. Please refer to the preliminary draft of NNC’s proposed prior period error disclosure note for details about the specific adjustments analyzed above. The NNL disclosure note will substantially be the same as the NNC disclosure note. This preliminary proposed NNC disclosure note was provided separately with the NNC materiality analysis.

Schedule F
Prior Period Adjustments
     $M debits (credits) if adjusted

	2006	2006	2006	2006
	(3 months	(3 months	(3 months	(3 months
	ended Dec	ended Sep	ended Jun	ended Mar
	31)	30)	30)	31)	2006	2005	2004	2003	2002
Items impacting prior years by > $3
US Pension			5	5	11	24	24	19	14
US Post Retirement Benefit		3	1	1	6	5		2	2
Canada Pension		(1)	1	1	2	19	14	(5)	(6)
Cingular Revenue Recognition			(4)	(4)	(8)	(10)	8	10
Dobson Revenue Recognition	(8)	(2)	1	2	(7)	9	(2)
Verizon Revenue Recognition			(7)	0	(7)	7
Telefonica Revenue recognition	(8)	—	2	1	(5)	4	0
Laqtel Revenue Recognition				(4)	(4)	4
Translational Foreign Exchange				7	7	6	(3)	(10)
APBW revenue recognition	(1)				(1)	3	3	(6)
Sasktel SW Rev Rec (gross margin)			(5)		(5)			5
Unadjusted Restatement 3				5	5	(6)	5	(4)

Items impacting prior years by < $3
Revenue Recognition (approx. 30 entries)	1	4	(3)	(19)	(16)	18	(6)	8
Provision & Accruals (approx. 10 entries)	12	(37)	10	3	(12)	7	(1)	—
Other (approx. 10 entries)	(1)	(26)	31	(10)	(6)	3	(0)	3

	(5)	(58)	33	(10)	(40)	92	43	22	10

Total Actuarial Items	—	3	8	8	19	48	38	16	10
Focus on prior year adjustments
•Errors with individual impact to net earnings (loss) of greater than $3 are identified separately
•Errors with individual impact to net earnings (loss) of less than $3 are aggregated by major category (Approx. 50 entries)
Nortel Confidential Information

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Prior Period Adjustment Percentages
    $M

	2006	2006	2006	2006
	(3 months	(3 months	(3 months	(3 months
	ended Dec	ended Sep	ended Jun	ended Mar
$M	31)	30)	30)	31)	2006	2005	2004	2003	2002

Net earnings / (loss)	(107)	(99)	366	(167)	(7)	(2,575)	(207)	293	(3,061)

Prior Period Adjustments	(5)	(58)	33	(10)	(40)	92	43	22	10

% of Net Earnings	5%	59%	9%	6%	571%	-4%	-21%	8%	0%

Revenue	3,258	2,955	2,744	2,382	11,339	10,523	9,516	9,932	10,738

Revenue Prior Period Adjustments	(68)	25	(17)	(34)	(95)	38	28	30	0

% of Revenue	-2%	1%	-1%	-1%	-1%	0%	0%	0%	0%

Gross Margin	1,315	1,125	1,066	908	4,414	4,306	3,942	4,209	3,852

Gross Margin Prior Period Adjustments	(18)	(16)	15	(23)	(42)	41	18	26	4

% of Gross Margin	-1%	-1%	1%	-3%	-1%	1%	0%	1%	0%

Gross Margin	40%	38%	39%	38%	39%	41%	41%	42%	36%

Gross Margin Excl. Prior Period Adjs	40%	39%	38%	39%	39%	41%	41%	42%	36%

Change to GM Percentage	0%	1%	-1%	0%	0%	0%	0%	0%	0%

SG&A	691	605	596	595	2,487	2,413	2,133	1,966	2,560

SG&A Prior Period Adjustments	1	(19)	10	12	4	19	16	(2)	3

% of SG&A	0%	-3%	2%	2%	0%	1%	1%	0%	0%

R&D	485	480	489	478	1,932	1,856	1,960	1,968	2,084

R&D Prior Period Adjustments	(0)	(5)	8	3	6	18	11	4	3

% of R&D	0%	-1%	2%	1%	0%	1%	1%	0%	0%

Nortel Confidential Information

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Schedule G
Restatement Impacts with Comparatives to Out of Period Errors Under Discussion

$M dr /(cr)	2006	2005	2004	2003	2002	2001

Impact to Revenue
- Restatement 1					(9)	103
- Restatement 2				54	(439)	(1,492)
- Restatement 3		520	312	261	270	67
- Out of Period Errors under discussion	(95)	38	28	30	0	0

Impact to Gross Margin
- Restatement 1					(164)	(50)
- Restatement 2				357	(134)	(894)
- Restatement 3		175	136	132	53	4
- Out of Period Errors under discussion	(42)	41	18	26	4	2

Impact to Earnings (Loss)
- Restatement 1					(319)	(147)
- Restatement 2				327	(272)	(1,433)
- Restatement 3		164	156	141	67	(2)
- Out of Period Errors under discussion	(40)	92	43	22	10	5

Nortel Confidential Information

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